Exhibit 107
Calculation of Filing Fee Tables
Form
F-4
(Form Type)
Bancolombia S.A.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered(2)	Proposed Maximum Offering Price Per Unit (3)	Maximum Aggregate Offering Price (3)	Fee Rate	Amount of Registration Fee

Fees to be Paid	Equity	Common Shares, par value COP 500 per share	457(f)(1), 457(c)	50,970,359	$8.92	$454,655,602.28	0.00015310	$69,607.77

Fees to be Paid	Equity	Preferred Shares, par value COP 500 per share (1)	457(f)(1), 457(c)	142,302,424	$8.28	$1,178,264,070.72	0.00015310	$180,392.23

	Total Offering Amounts					$1,632,919,673.00		$250,000.00

	Total Fees Previously Paid							—

	Total Fee Offsets							—

	Net Fee Due							$250,000.00

(1)	American depositary shares issuable upon deposit of the preferred shares registered hereby are to be registered under a separate registration statement on Form F-6.
(2)
Represents the maximum number of common shares and preferred shares of Grupo Cibest S.A. expected to be issued to shareholders resident in the United States in connection with the transaction described herein, based on the ratio of one common share of Grupo Cibest S.A. to be issued for every one share of Bancolombia S.A. and one preferred share of Grupo Cibest S.A. to be issued for every one share of Bancolombia S.A.

(3)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(f)(1), based on the market value per share of Bancolombia S.A. common shares and preferred shares calculated pursuant to Rule 457(c) by taking the average of the high and low prices of such shares as reported on the Colombia Stock Exchange (BVC) on November 26, 2024 and converting it into U.S. dollars based on the reference exchange rate of COP 4,381.99 to US$1.00, as reported by the Central Bank of Colombia on November 26, 2024.